UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Tendedbar LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 1, 2014

Physical address of issuer
505 Stefan CT, Franklin, TN 37064

Website of issuer
tendedbar.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six and one-half percent (6.50%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Series Seed Preferred Units of the issuer that is equal to two percent (2.0%) of the total number of Securities sold by the issuer in the Offering.

Type of security offered
Series Seed Preferred Units

Target number of Securities to be offered
5,000

Price (or method for determining price)
$5.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
December 3, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$9,605.40	$14,325.84
Cash & Cash Equivalents	$594.83	$6,006.40
Accounts Receivable	$0.00	$0.00
Short-term Debt	$19,516.95	$20,885.42
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$12,911.00
Cost of Goods Sold	$637.74	$8,367.30
Taxes Paid	$0.00	$0.00
Net Income	-$5,074.90	-$5,499.36

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 4, 2018

FORM C

Tendedbar LLC



Up to $107,000.00 Series Seed Preferred Units

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Tendedbar LLC, a Delaware limited liability company (the "Company", as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series Seed Preferred Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$6.50	$93.50
Aggregate Minimum Offering Amount	$25,000.00	$1,625.00	$23,375.00
Aggregate Maximum Offering Amount	$107,000.00	$6,955.00	$100,045.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   First Democracy VC will receive two percent (2.0%) of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at tendedbar.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 4, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF

REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking

statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: tendedbar.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can

be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Tendedbar LLC (the "Company" or "TendedBar") is a Delaware limited liability company, formed on August 1, 2014. The Company is currently also conducting business under the name of TendedBar, Tended Bar, and Tended Bar LLC.

The Company is located at 505 Stefan Ct., Franklin, TN 37064.

The Company's website is tendedbar.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We manufacture automated bartending machines that pour cocktails, beer, and wine for high volume venues, hotels, bars, cruise ships, and restaurants. We anticipate generating revenue via a revenue split on all drinks poured through our machines, advertising, and data collection.

The Offering

Minimum amount of Series Seed Preferred Units being offered	5,000
Total Series Seed Preferred Units outstanding after Offering (if minimum amount reached)	5,000
Maximum amount of Series Seed Preferred Units	21,400
Total Series Seed Preferred Units outstanding after Offering (if maximum amount reached)	21,400
Purchase price per Security	$5.00
Minimum investment amount per investor	$100.00
Offering deadline	December 3, 2018

Use of proceeds	See the description of the use of proceeds on page 32 hereof.
Voting Rights	See the description of the voting rights on page 41 hereof.

*The quantity of Series Seed Preferred Units represented is not inclusive of the commission to the intermediary, which will result in an increase in Units issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our Bars are highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize these products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our bars will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such

adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Justin Honeysuckle (Chief Operating Officer) and James Perkins (Chief Executive Officer). The Company has or intends to enter into employment agreements with Justin Honeysuckle, and James Perkins although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Justin Honeysuckle, James Perkins, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We depend on a few major clients for a substantial portion of our net sales.
For example, during fiscal year end 2019, we anticipate that Savor Entertainment/ SMG Worldwide could account for the majority of our net sales. The loss of all or a substantial portion of our sales to SMG could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customer has an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Justin Honeysuckle and James Perkins in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance

policies with respect to those individuals in the event of their death or disability. Therefore, in any of Justin Honeysuckle and James Perkins die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the

value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

The craft beer/spirits business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.
Sales of craft beer/spirits products are somewhat seasonal, with the first and fourth quarters historically having lower sales than the rest of the year.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a materially adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding alcohol products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products. The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We believe we are an attractive brand for our potential customers because our product is high quality and may generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or

reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as stadiums, arenas, hotels, cruise lines, bars, restaurants, etc. where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and

payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices

available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users and customers/audience ratings for our content.

We anticipate deriving substantial revenue from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, we anticipate advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, could account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as

advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

There are general economic risks associated with the restaurant and bar/tavern industry.
Restaurants are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

In certain states we are subject to "dram shop" statutes.
Dram shop statutes generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

▪ alcohol-related safety concerns, including tampering or contamination;

▪ alcohol-related illness incidents;

▪ guest injury;

▪ security breaches of confidential guest or employee information;

▪ employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or

▪ government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may

harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

The restaurant industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Our customer's difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

The ADA prohibits discrimination in employment and public accommodations on the basis of disability.

Under the Americans with Disabilities Act, we could be required to modify our restaurant to provide service to, or make reasonable accommodations for the employment of, disabled persons.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations in that our sales are typically nominally higher during the summer months affecting the second and third quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Because our bar is in a single area, we are susceptible to economic and other trends and developments, including adverse weather conditions, in this area.
Our financial performance is dependent on our bar location in Jacksonville, FL. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. For example, we experienced a temporary restaurant closure due to Hurricane Matthew. Temporary or prolonged closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer

service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when

the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property

lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Rockwell Automation, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or

modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.
Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors

introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Risks Related to the Securities

The Series Seed Preferred Units will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Units. Because the Series Seed Preferred Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Units may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 84.1% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes

If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability

The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management

Our Managing Member has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Delaware law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to

the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We manufacture automated bartending machines that pour cocktails, beer, and wine for high volume venues, hotels, bars, cruise ships, and restaurants. We anticipate generating revenue via a revenue split on all drinks poured through our machines, advertising, and data collection.

Business Plan
TendedBar LLC, is a manufacturer of automated beverage systems; we use automation to serve cocktails, beer, and wine at the touch of a button. The first four years have been focused on research and development. With a contract secured with SMG Savor of Jacksonville, TendedBar is now ready to proceed with full operations.

Currently, the hospitality industry has a service model that we believe has a tendency to fail in terms of safety, security, and speed. TendedBar is designed to correct these problems. There are many opportunities for TendedBar throughout the hospitality industry, including but not limited to high volume sports & entertainment venues, hotels, casinos, cruise ships, restaurants, and bars.

After this Offering, TendedBar intends on servicing high volume venues, beginning with its venues in Jacksonville, Florida through its relationship with SMG Savor. The inefficiencies that come with serving in these high-volume environments are often overlooked due to the large margins. TendedBar intends to maximize the vendors' time with a captive audience, while pouring a drink and maintaining a safe and secure transaction. As stated above, the largest problems that TendedBar aims to fix are safety, security, and efficiency. TendedBar aims to be a much safer alternative to a traditional bartender; all patrons' transactions are monitored on an individual basis, and their identities can be verified by several different fail-safes (including facial recognition and RFID wristbands, etc.) to prevent over serving and serving underage. By incorporating TendedBar, venues can also reduce shrinkage (alcohol lost from overpouring or theft) by removing the human element from each transaction. There will be no more overpours, spillage, or free drinks given away. The last issue that TendedBar aims to solve is inefficiency

and delays in service. With TendedBar, an entire transaction (including payment) can be completed in under 15 seconds.

Jay Perkins and Justin Honeysuckle founded TendedBar in 2014. By trade, Jay is an engineer, and Justin is a designer; their mindsets of "make it work" and "make it look good" have complemented each other very well as they have developed TendedBar. The two have put in countless hours to bring this idea to a product and turn that product into a company. We believe that the most profitable revenue streams will not be in the alcohol sales that are earned through our revenue splits but by the data that we collect from every transaction. We believe the collected data will become the backbone of our revenue model. Every transaction that occurs on one of our machines makes the TendedBar database more valuable. By growing our install base, and thus growing our database, we are able to track many metrics. We can capture who is at an event or in a venue, what each individual is drinking and how much, what their spending habits are, and which brands they prefer. By capturing this data, we can build a profile of our users and generate revenue by selling this data to brands and micro-marketing to individuals.

The money that we are looking to raise will be used to fund the manufacturing of a four-screen machine to be installed into Jacksonville Veterans Memorial Arena. We are looking to manufacture and install machines as quickly as possible, so we can start generating revenue and most importantly, build our database.

History of the Business
TendedBar was formed on August 1, 2014. Jay Perkins and Justin Honeysuckle founded TendedBar in 2014. By trade, Jay is an engineer, and Justin is a designer; their mindsets of "make it work" and "make it look good" have complemented each other very well as they have developed TendedBar. The first four years have been focused on research and development. With a contract secured with SMG Savor of Jacksonville, TendedBar is now ready to proceed with full operations

The Company's Products and/or Services

Product / Service	Description	Current Market
High Volume Cocktail Unit	4 Screen System with a beer wall, designed for speed and control	High Volume arenas, stadiums, concert halls, festivals, and amphitheaters

We are constantly researching and developing new varieties of our products, which we think might appeal to our customers. We currently offer a totally customized solution for our product and are hoping to expand our offering to an expandable solution for each venue type by the end of this year.

We reach our customers through partnering with venues, such as Jacksonville Veterans Memorial Arena.

Competition
The Company's primary competitors are Smart Bar USA and Draft Serv.

At this point, there aren't many competitors in the market that can accommodate wine, beer, and cocktail pours. This factors into our speed to market strategy. We believe that if we can successfully implement a single machine solution for all forms of alcoholic beverages, we can successfully capture this market. This gives the venue the opportunity to consolidate their efforts and strategies with one company.

Customer Base
We have an agreement with Savor Entertainment/ SMG Worldwide for our first installation after our initial fundraise is fulfilled.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Savor Entertainment/ SMG Worldwide	Venue Management	100.0%

Governmental/Regulatory Approval and Compliance
TendedBar is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change.

Litigation
The Company is not currently subject to litigation.

Other
The Company's principal address is 505 Stefan CT, Franklin, TN 37064.

The Company has the following additional addresses: 1675 South State Street, STE B Dover, DE 19901.

The Company conducts business in Tennessee, Florida and New York.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Mnimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	10.00%	$2,500	2.34%	$2,500
General Marketing	0.00%	$0	8.41%	$9,000
Research and Development	3.50%	$875	4.67%	$5,000
Manufacturing	60.00%	$15,000	60.75%	$65,000
Repayment of Debt	0.00%	$0	7.01%	$7,500
General Working Capital	20.00%	$5,000	10.32%	$11,045
Intermediary Fees	6.50%	$1,625	6.50%	$6,955
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if manufacturing costs rise or there are unforeseen and unexpected expenses.

DIRECTORS, OFFICERS AND EMPLOYEES

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
James Perkins

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, President; November 2014 -Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
James has been the Chief Executive Officer of the Company since November 2014. Under this role, James has been responsible for overseeing the day-to-day operations and development of the Company's product. Before acting as the Company's Chief Executive Officer, James was Sales Engineer at Stuart Irby. Under this role, he worked as a sales and engineering resource to third parties, namely, manufacturers and custom machine builders.

Education
James graduated from Purdue University in 2014 with a Bachelor of Science in Electrical and Computer Engineering.

Name
Justin Honeysuckle

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, April 2015 -Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Justin has been the Chief Operating Officer of the Company since April 2015. Under this role, Justin has been responsible for business operations and business development. Before joining the Company, Justin was an Interior Architecture Consultant and Kitchen Expert at Honeysuckle Designs & Consulting. Under this role, he serves as a consultant for builders, remodelers, and individuals seeking custom kitchens.

Education
Justin graduated from Florida State University in 2006 with a Bachelor of Science in Construction Management. Justin continued his education at the Florida State University and achieved his Master of Arts degree in Interior Architecture and Design in 2009.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:
The Company is currently authorized to issue two classes of units, common units ("***Common Units***") and series seed preferred units ("***Series Seed Preferred Units***"), pursuant to its Amended and Restated Limited Liability Company Agreement (the ("***Amended LLC Agreement***"), dated December 9, 2014.

The Company has issued the following outstanding Securities:

Common Units
On November 21, 2014, in reliance on the Section 4(a)(2) exemption from registration under the Securities Act of 1933, as amended (the "***Securities Act***") the Company authorized the issuance of 750,000 Common Units to James Perkins in exchange for the purchase price of $0.00 per unit. Between January 1, 2018 and September 27, 2018, the Company entered into three Equity Award Agreements with Justin Honeysuckle, Nathan Kauffman, and Joseph Kennett pursuant to the Company's Equity Incentive Plan which is under development and not yet approved, and the terms of the related Share Option or Restricted Share Purchase Agreement, which is also under development and not yet approved. In these three transactions, founder and majority member Jay Perkins transferred an aggregate of 462,718.75 Common Units from his holdings at a price of $0.00 per unit for the aggregate proceeds of $0.00.

Additionally, between January 1, 2018 and February 8, 2018, the Company entered into three Advisory Board Consulting Agreements (the "***Consulting Agreement***") with Dante Pennacchhia, Neville Colaco, and Patrick Hale (each, an "***Advisor***" and collectively, "***Advisors***"). Pursuant to the terms of the Consulting Agreements, the Company issued the Advisors an aggregate of 7,518.75 Common Units, in exchange for their advisory services. Upon the execution of each Consulting Agreement, each Advisor was issued a one quarter percent (.25%) membership interest in the Company in the amount of 2,506.25 Common Units (the "***Initial Issuance***"). Conditioned on the continued satisfactory completion of the Advisors' services, each Advisor shall be granted an additional one quarter percent (.25%) membership interest in each of the following three years for a maximum total of one percent (1.0%), following the date of the Initial Issuance.

As of the date of this Form C, there are a total of 900,375.00 of the Company's Common Units issued and outstanding.

Series Seed Preferred Units
On December 9, 2015, pursuant to terms of the Radical Investment Convertible Note (defined below), the Company issued an aggregate of 252,250 of its Series Seed Preferred Units to the note holder, in exchange for the cancellation of the Company's indebtedness to the note holder and all rights, title, and interest under the Radical Investment Convertible Note were canceled, released and extinguished.

On September 21, 2018, the Company entered into Membership Interest Purchase Agreement with Radical Investment LP to repurchase 150,375 of its Series Seed Preferred Units, for an aggregate purchase price of $25,000.00. These shares were then reallocated to founder and majority member Jay Perkins as Common Units, as reimbursement for his preliminary aggregate

transfer delineated above between January 1, 2018 and September 27, 2018, which allowed the Company the ability to obtain needed assistance to establish a successful business structure. Such reallocation was authorized and agreed to by the Members of the Company to allow founder and majority member Jay Perkins to retaining majority ownership of all interests in the Company with Justin Honeysuckle.

As of the date of this Form C, there are a total of 102,125.00 of the Company's Series Seed Preferred Units issued and outstanding.

Convertible Notes
On November 21, 2014, the Company commenced a private placement offering of the Company's secured convertible promissory notes in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The Company issued a single secured convertible promissory note to Radical Investments LP, for the aggregate proceeds of $25,000 (the *"Radical Investment Convertible Note"*). The proceeds from the Radical Investment Convertible Note were used to build the first prototype of TendedBar.

Outstanding Convertible Notes and Warrants
Between September 6, 2018 and September 27, 2018, the Company conducted a private placement offering of the Company's secured convertible promissory notes bearing interest at eight percent (8%) per annum compounded quarterly with a 24-month term following the execution of each purchaser's Note (the *"First Round Notes"*). The offering was conducted in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The First Round were sold to three (3) purchasers for the aggregate loan proceeds of $30,000.00. The First Round Notes purchasers were granted a security interest in certain Collateral in consideration for their investment. "Collateral" as it relates to the First Round Notes is defined as warrants issued to purchase the Company's membership interests Units in an amount of one percent (1%) of the Company's fully-diluted outstanding membership interests (the *"First Round Warrants"*). The proceeds from the First Security Convertible Notes offering were used by the Company to execute the membership interest buy back from Radical Investments for $25,000.00 and the remainder is still in the TendedBar bank account.

On September 6, 2018, the Company conducted a private placement offering of the Company's secured convertible promissory notes bearing interest at eight percent (8%) per annum compounded quarterly with a 24-month term following the execution of each purchaser's Note (the *"Second Round Notes"*). The offering was conducted in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The Second Round Notes were sold to a single (1) purchaser for the aggregate loan proceeds of $5,000.00. The Second Round Notes purchaser was granted a security interest in certain Collateral in consideration for her investment. "Collateral" as it relates to the Second Round Notes is defined as warrants issued to purchase the Company's membership interests Units in an amount of one half percent (0.5%) of the Company's fully-diluted outstanding membership interests (the *"Second Round Warrants"*). The proceeds from the Second Round Notes offering are still in the TendedBar bank account and have not been used.

On September 21, 2018, the Company conducted a private placement offering of the Company's secured convertible promissory notes bearing interest at eight percent (8%) per annum compounded quarterly with a 24-month term following the execution of each purchaser's Note (the *"Third Round Notes"*). The offering was conducted in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The Third Round Notes were sold

to a single (1) purchaser for the aggregate loan proceeds of $20,000.00. The Third Round Notes purchaser was granted a security interest in certain Collateral in consideration for his investment. "Collateral" as it relates to the Third Round Notes is defined as warrants issued to purchase the Company's membership interests Units in an amount of two percent (2.0%) of the Company's fully-diluted outstanding membership interests (the "***Third Round Warrants***"). The proceeds from the Third Round Notes offering are still in the TendedBar bank account and have not been used.

On September 27, 2018, the Company conducted a private placement offering of the Company's secured convertible promissory notes bearing interest at zero percent (0%) per annum compounded quarterly with a 24-month term following the execution of each purchaser's Note (the "***Fourth Round Notes***"). The offering was conducted in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The Fourth Round Notes were sold to a married couple purchaser for the aggregate loan proceeds of $47,440.17. The Fourth Round Notes purchasers were granted a security interest in certain Collateral in consideration for their investment. "Collateral" as it relates to the Fourth Round Notes is defined as warrants issued to purchase the Company's membership interests Units in an amount of 4.73% of the Company's fully-diluted outstanding membership interests (the "***Fourth Round Warrants***"). The proceeds from the Fourth Round Notes offering were used by the Company for research, development and marketing efforts during the inception of Tendedbar.

Pursuant to the terms of the First, Second, Third and Fourth Round Notes, the securities will convert in the following scenarios:

a. *Automatic conversion upon expiration of the Term*: The secured convertible promissory notes shall become immediately due and payable, upon expiration of the Term. A "Term" means the 24-months from the date of the execution of each purchaser's secured convertible promissory note.

b. *Voluntary exercise of the note purchaser's Warrant:* Each Note purchaser is entitled to purchase form the Company, upon the option of the Company or termination of the note's Term, certain membership interest. Upon conversion, the strike price shall be $0.99 per unit, with an aggregate exercise price of each secured party's warrants of $10,000, $5,000, $20,000 and $47,440.17, as it relates to the First Round, Second Round, Third Round and Fourth Round, respectively.

The Company has the following debt outstanding:

On January 12, 2017, the Company entered into a line of credit agreement with Capital One Credit Car (the "***Capital One LOC***"). Under the terms of said agreement, the loan includes an interest rate of 17.24% per annum. As of the date of this Form C, the outstanding balance of the Capital One LOC is $11,222.04.

Exempt Offerings
Over the past three years, the Company has not conducted any exempt offerings other than listed and described above.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,012,500.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a few people. Those people are James Perkins, Justin Honeysuckle, Nathan Kauffman, and Joe Kennett.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
James Perkins	42.03%
Justin Honeysuckle	42.03%

Following the Offering, the Purchasers will own 0.496% of the Company if the Minimum Amount is raised and 2.09% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$5,074.90	-$5,074.90	$0.00

Operations

In 2016, TendedBar generated revenue of $12,011 due to the sale of a prototype machine. In 2017, the company did not generate revenue as it refocused its efforts on research and development prior to re-launching a product designed for high-volume venues.

The Company intends to achieve profitability by pursuing the following objectives: Tendedbar plans to innovate, create, and launch our first high volume venue machine over the next 12 months. Tendedbar will also begin development of the app that will integrate with our machines over this time.

Upon the successful completion of this Offering, Tendedbar plans to immediately proceed into production of the machine designed for the Jacksonville Veterans Memorial Arena.

During the anticipated 4-6 months of production, Tendedbar plans to engage with media partners in order to further immerse ourselves into the local market and gain as much market presence as possible.

Tendedbar plans to continue its efforts in conjunction with its media partners in an attempt to build a marketplace for media buyers both locally and nationally.

Tendedbar plans to build on the relationship with SMG Worldwide and seek out other venues under their management in an effort to grow and expand in the Jacksonville market, as well as, other markets where they have a presence.

We do not generate revenue. We anticipate that our future revenue will be generated from the installation and usage of our first TendedBar machine after this Offering is closed.

The Company does expect to achieve profitability in the next 12 months and intends to focus on increasing sales and entering new markets.

The Company incurred total operating expenses of $4,437.16 and $9,143.06 for the years ended December 31, 2017 and 2016, respectively. In 2016, the Company generated $3,643.70 in gross profit, resulting in a net loss of $5,499.36. In 2017, the Company generated $637.74 in negative gross profit, resulting in a net loss of $5,074.90.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $4,383.66 and $9,123.11 for the years ended December 31, 2017 and 2016, respectively.

Advertising
The Company expenses the cost of sales & marketing as incurred and aggregated $53.50 and $19.95 for the years ended December 31, 2017 and 2016, respectively.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will also have a beneficial effect on our liquidity, which will be used to execute our business strategy.

The Company's monthly burn rate ranges from $200 to $800 per month.

The Company anticipates additional sources of capital in addition to the proceeds from the Offering. We have been working individually with a group of people that intend to be a part of a capital raise in addition to the Offering. The exact amount that each person will be investing has not all been determined at this date.

Capital Expenditures and Other Obligations
The Company does intend to make any material capital expenditures in the future. The Company expects to see an increase in demand for its product, therefore, future manufacturing costs may increase.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 21,400 of Series Seed Preferred Units for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 3, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six and one half percent (6.50% percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Securities of the issuer that is equal to two percent (2.0%) of the total number of Securities sold by the issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), we will have 1,007,500.00 units of membership interests outstanding.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Series Seed Preferred Units
The Company is offering Series Seed Preferred Units using basic crowd sourced form documents that are available at www.seriesseed.com. The terms of the Series Seed Preferred Unit are consistent with the forms available at www.seriesseed.com except as specified in the term sheet for this Offering which is attached as Exhibit D to this Form C. Please review carefully the form documents available at www.seriesseed.com.

Voting and Other Rights
Holders of Series Seed Preferred Units of the Company will vote together with the holders of Common Units on all matters coming before the stockholders on an as converted basis, which means that each Series Seed Preferred Unit will initially equate to one vote. Approval of a majority of the Series Seed Preferred Units is required to (i) adversely change rights of the Series Seed Preferred Unit; (ii) change the authorized number of membership interests; (iii) authorize a new series of Preferred Units having rights senior to or on parity with the Series Seed Preferred Units; (iv) redeem or repurchase any interests (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; or (vi) liquidate or dissolve, including any change of control.

Proxy Granted to Democracy VC Partners LLC
Each Purchaser will appoint Democracy VC Partners LLC as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares Series Seed Preferred Units of the Company. This means that you will have no right to vote any of your units until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and Democracy VC Partners LLC.

Liquidation Preference
If the Company is liquidated (including a sale of the Company that is deemed a liquidation) each holder of Series Seed Preferred Units will receive one times the original purchase price plus declared but unpaid dividends, if any, on each Series Seed Preferred Unit with the balance of proceeds being paid to the holders of Common Units. A merger, reorganization or similar transaction will be treated as a liquidation. Holders of Series Seed Preferred Units will have the opportunity to convert to common units immediately prior to a liquidation if they choose to do so.

Conversion
Each Series Seed Preferred Unit is convertible into one common unit (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Documentation
Documents governing the Series Seed Preferred Unit will be identical to the Series Seed Preferred documents published at www.seriesseed.com, except for the modifications set forth in this Term Sheet that is attached as Exhibit D to this Form C.

Financial Information
Purchasers who have invested at least $50,000 will be considered Major Purchasers and will receive standard information and inspection rights.

Future Rights
The Series Seed Preferred unitholders will be given the same rights as the next series of Preferred Units (with appropriate adjustments for economic terms) upon the consummation of the next Preferred Unit financing of the Company.

Participation Rights
Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of membership interests.

Other Rights
All outstanding units are, and all units sold in the Offering will be, when sold, validly issued, fully paid and nonassessable.

Voting and Control
The Securities have the following voting rights: Holders of Series Seed Preferred Units of the Company will vote together with the holders of Common Units on all matters coming before the stockholders on an as converted basis, which means that each Series Seed Preferred Unit will initially equate to one vote.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Holders of Common Units and Series Seed Preferred Units; provided, however, that the Proxy Holder is the only person that has the right to vote the Series Seed Preferred Unit.
Appointment of the Officers of the Company	The Board of Directors of the Company

Please see 'Other Classes of Securities' below for a description of the Company's limited liability company agreement, which governs the covenants and conditions upon which issued and outstanding units of membership interests in the Company may vote, be transferred and/or sold.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Classes of Securities of the Company
On December 9, 2014, the Company amended its limited liability company agreement (the "*Amended LLC Agreement*"), which governs the covenants and conditions upon which issued and outstanding units of membership interests in the Company may vote, be transferred and/or sold.

The Company's management is controlled by a board of managers. Currently, James Perkins has been appointed to serve as the Company's sole Manager. Managers shall be appointed from time-to-time by the affirmative vote of Members holding a majority of the outstanding membership interests. The business and affairs of the Company shall be managed, operated and controlled by or under the direction of the Manager, and the Manager shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement.

The following description summarizes important terms of the existing securities of the Company and does not provide every detail that may be of interest to investors in this offering. A description of the rights of the Members may be found in Amended LLC Agreement, as well as Delaware General Corporate Law.

Common Units

Voting Rights
Each Member shall be entitled to one vote per Unit on all matters upon which the Members have the right to vote under the Amended LLC Agreement, except as otherwise provided by the Amended LLC Agreement or as otherwise required by the Delaware General Corporate Law or applicable law. Matters specifically enumerated in the Amended LLC Agreement for Unit holder vote include but are not limited to the Company's board composition, elections and removals.

Rights to Distributions
All distributions of available cash or other property (except upon the Company's dissolution) shall be me to the Members at the times and in the amounts as determine by the Manager in its sole discretions. All distributions shall be made to the Members, pro rata, in accordance with their percentage of membership interest held relative to other Members, provided that restricted units shall be entitled to distributions only after they have fully vested.

The company has never declared or paid cash distributions on its Units issued and outstanding and currently does not anticipate paying any cash distributions after this Offering or in the foreseeable future.

Right to Receive Liquidation Distributions
In the event of the Company's liquidation or dissolution, the Members will be entitled to share in the net assets legally available for distribution to Members after the payment of all of the Company's debts and other liabilities, establishment of reserves and subject the Company Amended LLC Agreement. Liquidation distributions shall be made in the same manner and order of priority described under "Rights to Distributions" above.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Units.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.
TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE

TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

To the best of our knowledge the Company has not engaged in any related party transactions.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/James Perkins
(Signature)

James Perkins
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/James Perkins
(Signature)

James Perkins
(Name)

Chief Executive Officer
(Title)

October 4, 2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Justin Honeysuckle
(Signature)

Justin Honeysuckle
(Name)

Chief Operating Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Justin Honeysuckle
(Signature)

Justin Honeysuckle
(Name)

Chief Operating Officer
(Title)

October 4, 2018
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Series Seed Offering Term Sheet
Exhibit E	Pitch Deck
Exhibit F	Video Transcript

EXHIBIT A
Financial Statements

TENDEDBAR LLC

BALANCE SHEET

As of December 31, 2017

(Unaudited)

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$594.83**
Accounts Receivable	**$0.00**
Other Current Assets	**$9,010.57**
Total Current Assets	**$9,605.40**
TOTAL ASSETS	**$9,605.40**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	11,899.00
Total Accounts Payable	**$11,899.00**
Credit Cards	
Capital One Credit Card	7,617.95
Total Credit Cards	**$7,617.95**
Total Current Liabilities	**$19,516.95**
Total Liabilities	**$19,516.95**
Equity	
Jay Perkins Equity	38,358.13
Opening Balance Equity	100.00
Radical Investments Equity	25,000.00
Retained Earnings	-67,356.40
Net Income	-6,013.28
Total Equity	**$ -9,911.55**
TOTAL LIABILITIES AND EQUITY	**$9,605.40**

TENDEDBAR LLC

BALANCE SHEET

As of December 31, 2016

(Unaudited)

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$6,006.40**
Accounts Receivable	**$0.00**
Other Current Assets	**$8,319.44**
Total Current Assets	**$14,325.84**
TOTAL ASSETS	**$14,325.84**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	12,499.00
Total Accounts Payable	**$12,499.00**
Credit Cards	
Capital One Credit Card	8,386.42
Total Credit Cards	**$8,386.42**
Total Current Liabilities	**$20,885.42**
Total Liabilities	**$20,885.42**
Equity	
Jay Perkins Equity	35,696.82
Opening Balance Equity	100.00
Radical Investments Equity	25,000.00
Retained Earnings	-61,857.04
Net Income	-5,499.36
Total Equity	**$ -6,559.58**
TOTAL LIABILITIES AND EQUITY	**$14,325.84**

TENDEDBAR LLC
Statement of Cash Flows
January - December 2016
(Unaudited)

	Total
OPERATING ACTIVITIES	
Net Income	-5,499.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Loan	-1,120.00
Work In Progress	-4,413.21
Capital One Credit Card	8,386.42
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 2,853.21
Net cash provided by operating activities	-$ 2,646.15
FINANCING ACTIVITIES	
Equity Buy	356.65
Net cash provided by financing activities	$ 356.65
Net cash increase for period	-$ 2,289.50
Cash at beginning of period	8,295.90
Cash at end of period	$ 6,006.40

Saturday, Jul 14, 2018 08:09:58 AM GMT-7

TENDEDBAR LLC
Statement of Cash Flows
January - December 2017
(Unaudited)

		Total
OPERATING ACTIVITIES		
Net Income		-5,531.78
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Loan		-1,172.63
Accounts Payable		-600.00
Capital One Credit Card		-768.47
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	2,541.10
Net cash provided by operating activities	-$	8,072.88
FINANCING ACTIVITIES		
Equity Buy		2,661.31
Net cash provided by financing activities	$	2,661.31
Net cash increase for period	-$	5,411.57
Cash at beginning of period		6,006.40
Cash at end of period	$	594.83

Saturday, Jul 14, 2018 08:12:09 AM GMT-7

TENDEDBAR LLC

PROFIT AND LOSS

January - December 2016

(Unaudited)

	TOTAL
Income	
Refunds	-2,400.00
Sales	12,911.00
Sponsorship Income	1,500.00
Total Income	**$12,011.00**
Cost of Goods Sold	
Cost of Goods Sold	8,030.00
Supplies & Materials - COGS	337.30
Total Cost of Goods Sold	**$8,367.30**
GROSS PROFIT	**$3,643.70**
Expenses	
Advertising	19.95
Bank Charges	141.18
Demos & Tradeshows	950.20
Interest Expense	655.38
Legal & Professional Fees	2,700.00
Meals and Entertainment	269.92
Merchant Account Fees	19.80
Office Expenses	188.30
Promotional	454.09
Shipping and delivery expense	107.46
Software & Subscriptions	1,234.87
Subcontractors	66.00
Travel	2,009.52
Travel Meals	311.22
Website	15.17
Total Expenses	**$9,143.06**
NET OPERATING INCOME	**$ -5,499.36**
NET INCOME	**$ -5,499.36**

TENDEDBAR LLC

PROFIT AND LOSS

January - December 2017

(Unaudited)

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Supplies & Materials - COGS	637.74
Total Cost of Goods Sold	**$637.74**
GROSS PROFIT	**$ -637.74**
Expenses	
Advertising	53.50
Bank Charges	209.00
Charles Ruck	450.00
Demos & Tradeshows	43.75
Dues & Subscriptions	250.00
Interest Expense	1,077.58
Legal & Professional Fees	1,200.00
Repair & Maintenance	42.65
Software & Subscriptions	665.91
Travel	335.25
Travel Meals	94.35
Website	15.17
Total Expenses	**$4,437.16**
NET OPERATING INCOME	**$ -5,074.90**
NET INCOME	**$ -5,074.90**

EXHIBIT B
Company Summary



Company: TendedBar LLC

Market: Alcoholic beverages

Product: Automated bartending machine for low-to high-volume services

Company Highlights

- Signed contract with SAVOR, to install a 4-screen machine with a beer wall at Jacksonville Veterans Memorial Arena in Jacksonville, Florida
- Backed by billionaire entrepreneur and investor, Mark Cuban
- Designed to mix and pour a cocktail in as little as 3 seconds
- Can be customized with up to 18 cocktail ingredients with the ability to create thousands of possible drink combinations

COMPANY SUMMARY

Opportunity



Founded in 2014, TendedBar is developing an automated bartending machine designed for high-volume venues and service bar applications. The concept was first thought of as a senior design project by Jay Perkins while enrolled at Purdue University. It was later brought to life after receiving an investment from entrepreneur and investor, Mark Cuban. TendedBar aims to solve common problems within the bar and restaurant industry, such as long wait times and shrinkage. Machines can be tailored to work both as a back-of-the-house unit and as an autonomous customer-facing unit.

On average, bars lose around 20% of their alcohol inventory due to shrinkage (inventory that is wasted due to spills, giveaways, over-pouring, and theft).[i] This can have a significant impact on finances, with the average bar estimated to lose around 25% of their bottom line because of these issues.[ii] Large venues are also plagued with problems facing alcohol sales. A 2016 survey conducted by Oracle and Turnkey Intelligence showed that 45% of consumers have abandoned concession lines because the wait was too long. In addition, 43% of consumers claim they are likely to spend more money when wait times are cut in half. [iii]

TendedBar machines are capable of dispensing multiple alcoholic beverages simultaneously in precise quantities to prevent over-pouring. The system can measure inventory quantities based on weight and send alerts to supervisors if the amount logged does not match the weight of the liquid. This is an important feature when 75% of all inventory shrinkage is estimated to be the result of theft—mostly from employees—according to the National Restaurant Association.[iv]

Product

A TendedBar machine can produce more than 1,000 possible drink combinations including various cocktails, beers, and wine. It is also designed to pour drinks in as little as 3 seconds. Units can hold up to 5 gallons of each liquor, 5 gallons of each mixer, 15.5 gallons of each beer, and 5 gallons of each wine. A touch screen is built into the unit, allowing customers and bartenders to view a variety of drinks and customize their selection. Users can scroll through and select from a list of alcohol options and mixers on the touch screen to create their own unique drink. The machine then aims to pour the beverage into the users' cup with a near-exact amount of alcohol each time.





When used as a back-of-the-house unit, bartenders/servers can utilize the speed and convenience of the machine in order to more efficiently serve their customers. The TendedBar machine can be linked with a bar/restaurant's point of sale system (POS) to maintain a single transaction on the back-end reporting.

TendedBar machines can be synced with radio frequency identification (RFID) enabled wristbands. For self-service bar units, these bands can be linked with a customer's bar tab or sold in a prepaid format, allowing customers to purchase drinks through TendedBar by scanning their wristband.

TendedBar also offers an integrated reporting and analytics feature. Its system monitors every transaction and can capture information such as:

- The number of drinks poured
- The type of drink poured
- The ingredient poured
- Amount of each ingredient remaining
- The ID # of purchaser (if using wristbands)
- Timestamp of each transaction

Specific event statistics include:

- Popularity of each drink and types of alcohol
- Peak serving times
- Overall sales
- Number of drinks per patron
- A planned future app integration would also allow for user data to be tied to each patron

Confidential Executive Summary

Additionally, TendedBar retains advertising rights on the machine's hardscape and digital platform. Companies can pay to have the machines designed with promotional items or pay to be featured on the digital platform where customers order drinks.

Applications

TendedBar machines are designed to cater to venues with high volumes of patrons such as stadiums and arenas. Visitors start by linking their TendedBar wristband to their preferred method of payment (open tab/prepay) at the Point of Sale (POS) terminal. They can then order from any TendedBar machine in the venue just by tapping their wristband on the machine. Mobile vending units or permanent locations can be installed throughout the venue. Machines also come in larger two-screen and four-screen size units that can pour multiple drinks simultaneously.



TendedBar machines can be used in several different applications in bars and restaurants. They can be setup as autonomous self-serving units, or in back-of-the-house applications to assist servers.

Each machine can also replace mini bars in hotel rooms and can be programmed to be controlled with a user's room key. In addition to providing easier, instant monitoring this also provides customers with more customizable options than a traditional mini bar.



Use of Proceeds and Product Roadmap

TendedBar anticipates using a majority of the funds from this raise to help streamline manufacturing, incorporate new features into the machines, and implement the machines into venues. Most of the remaining funds are expected to be used for marketing and general working capital. The company has discretion to alter the use of proceeds mentioned based upon variances in manufacturing costs or any unforeseen expenses.

Following a successful implementation of the TendedBar unit at Jacksonville Veterans Memorial Arena, TendedBar intends to expand its service to other high-volume venues in Jacksonville, Florida in collaboration with SAVOR.



Business Model

TendedBar is currently focused on supplying machines to customers and then splitting a percentage of sales from each drink sold. Their current contract with SMG is structured so TendedBar receives 20% of gross sales and retains advertising/ data rights to the machines. The company also plans to sell individual back-of-the-house machines to customers. In the future, TendedBar anticipates generating additional revenue by selling advertising rights on their unit's touch screen platform and by offering data collected on purchases to vendors and suppliers.

In July 2018, TendedBar signed a contract with SAVOR—a division of international public facility manager SMG World—to install a 4-Screen TendedBar machine with a beer wall in Jacksonville Veterans Memorial Arena in Jacksonville, Florida. The contract is structured so TendedBar will receive 20% of gross sales on the machine for a period of one year, that automatically renews every year until either party decides to opt out. TendedBar will also retain advertising and data rights to the machine. SMG currently manages seven different venues in Jacksonville, Florida, including the following:

- TIAA Bank Field (home of the Jacksonville Jaguars)
- Veterans Memorial Arena
- Baseball Grounds of Jacksonville
- Times-Union Center for the Performing Arts
- Prime F. Osborn III Convention Center
- Ritz Theatre and Museum
- Daily's Place Amphitheater

Globally, SMG manages 243 facilities across eight countries that are visited by 65 million guests annually.[v]

HISTORICAL FINANCIALS

Since inception, TendedBar has generated $12,011 in revenue. Revenue was primarily from the sale of a machine to a potential independent sales representative in 2016.

Year-to-date through June 2018, TendedBar has incurred $2,300 in total expenses. Interest, followed by legal and professional fees, were the largest expenses. In 2017, TendedBar incurred $5,100 in total expenses, a 69% decrease compared to 2016. Interest, legal and professional fees, and software and subscription fees were the largest expenses in 2017. In 2016, TendedBar incurred $16,500 in total expenses. Expenses peaked in June 2016 due to costs associated with the sale of a TendedBar unit to a pilot customer.


Total Expenses
$9,000.00
$8,000.00
$7,000.00
$6,000.00
$5,000.00
$4,000.00
$3,000.00
$2,000.00
$1,000.00
$0.00
-$1,000.00
-$2,000.00
Increase in cost of goods sold from the sale of a machine.
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2016
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2017
JAN FEB MAR APR MAY JUN JUL
2018

Year-to-date through June 2018, TendedBar has generated a net loss of $2,200. In 2017, TendedBar generated a net loss of $5,100. In 2016, TendedBar generated a net loss of $5,500.



Net Income
$ 5,000.00
$ 4,000.00
$ 3,000.00
$ 2,000.00
$ 1,000.00
$ 0.00
-$ 1,000.00
-$ 2,000.00
-$ 3,000.00
-$ 4,000.00
Spike in Net Income from the sale of a machine
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2016
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2017
JAN FEB MAR APR MAY JUN JUL
2018

INDUSTRY AND MARKET ANALYSIS

According to a report by IBIS World, the bar and nightclub industry generated $26 billion in 2017 revenue and grew at an annual growth rate of 2.1% over the previous five years. The market size and recent changes in consumer trends has resulted in new players entering the industry. Incumbents have responded by attempting to diversify with new concepts such as wine bars, cocktail lounges, and brewpubs to attract new demographics. The industry is highly fragmented with more than 65,000 different businesses. In its report, IBIS World noted several factors that may be key to future success in the industry, including:

1. Building a loyal customer base
2. Adopting new technology, and
3. Being able to control inventory[vi]

Food and beverage sales are a significant source of revenue for stadiums. To grow those revenue streams, many stadiums have begun offering higher-quality concession items, in addition to upgrading equipment to make services more efficient.[vii] As more offerings become available to visitors, venues also need to deal with greater staffing demands. However, it is often difficult to hire experienced staff to manage concession services given the short-term nature of various sporting seasons.[viii]

Surveys have shown that sales from concessions are one of the most influential factors on a fan's experience. A 2016 survey released by Oracle Hospitality showed that 45% of sports fans have abandoned concession lines at least once in the last year because of long wait times. On average, U.S. fans said they would spend an additional $20 on concessions if wait times were cut in half, representing a 42% increase in the typical amount spent per person per game. According to the study, the average concession wait time in the U.S. is 30 minutes and the average amount spent on concessions per person per game was $47.[ix]



Source: *The Fan Experience: Changing the Game with Food and Beverage*, Oracle Hospitality Sports and Entertainment, published in partnership with Turnkey Intelligence, July 2016

COMPETITORS

Berg Company: Based in Wisconsin, Berg manufactures beverage and liquor control systems for the hospitality industry. Berg offers seven different dispensing control systems with varying levels of features that track pouring, regulate portion sizes, and have built-in pricing. Units are not customer-facing and are integrated with a company's existing bar serving system rather than functioning as a stand-alone unit. Berg offers units that can pour beer, wine, liquor, cocktails, and soda.[x]

DraftServ: Started in 2007, DraftServ provides dispensing machines and an interactive software platform that provides real-time insight into beverage dispensing and sales information. DraftServ offers three different types of dispensing machines; mobile wall, fixed wall, and soft drink units. The mobile wall and fixed wall units can serve beer, wine, and cocktails, and the soft drink unit serves soda. Each machine is compatible with QR codes and RFID cards, enabling customers to swipe their unique identifier to purchase a drink without employee assistance. The interactive software platform can also be purchased separately as a stand-alone item and integrates with a bar's current dispensing system. The integrated platform can be connected to employee systems to offer businesses live updates on what is being sold, the quantity on-hand, and specific sales information.

Lab2Fab, Inc.: Founded in 2011 and acquired by The Middleby Corporation (NASDAQ: MIDD) in 2017[xi], Lab2Fab (L2F) delivers solutions to companies through robotics, artificial intelligence, and machine learning. In the bar and restaurant industry, L2F provides a cloud-based artificial intelligence (AI) and machine learning platform that links to a liquor pouring attachment called Skyflo. Skyflo aims to provide a precise pour every time to reduce liquor loss. The pouring attachment is linked to the Skyflo platform where data is analyzed and can be viewed in real-time. The AI and machine learning technology can help determine monthly usage rates by liquor, track profits and liquor loss, and forecast inventory needs.

Smart Bar: Founded in 2012, Smart Bar offers patented, touchscreen bar and automated cocktail dispenser machines. Smart Bar offers two both a portable and modular dispensing unit. Each unit can hold up to 16 bottles of liquor, contains an isolated ice bin to keep ice cold for 24 hours, [xii] and has a card reader that can work with hotel room keys and employee cards to track pours.[xiii] Customers can choose from up to 600 different drinks on the dispenser's touchscreen.[xiv] The unit's software can be programmed to pour up to a specific number of drinks or up to a pre-determined dollar amount, at which point the machine will shut down.

Somabar: Founded in 2014, Somabar is a wifi-enabled self-pouring bartending machine designed to autonomously serve cocktails. The machines are controlled through a mobile app which allows users to customize menu options and input drink orders. Each machine can hold up to seven Somapod™ containers, where cocktail ingredients and liquors are stored. The ingredients are mixed together as the drink is being poured; the machine has an automated self-cleaning process after each serving.[xv] In 2014, Somabar raised $313,000 through a Kickstarter campaign.[xvi]

EXECUTIVE TEAM



Jay Perkins, Founder, President, and CEO: Jay founded TendedBar in 2014 while still enrolled at Purdue University. Since graduating from Purdue with a degree in Electrical and Computer Engineering Technology, Jay has worked as President and CEO of TendedBar. Recently, he also began working as a sales engineer for Irby Electrical Distribution, based in Nashville. Jay has previous experience working as a sales engineer for companies such as Rockwell Automation, Ingersroll Rand, and EESCO.



Justin Honeysuckle, Co-founder, COO, and Vice President: Justin co-founded TendedBar in 2014 after several years of working in interior design. He graduated from Florida State University with a bachelor's degree in Housing and a has a master's degree in Interior Architecture/Design. In addition to currently serving as COO and VP of TendedBar, Justin also serves as Director of Construction at LYNK Capital. Justin has also run his own consulting and design firm in Jacksonville, Florida for the past five years.

INVESTMENT TERMS

Security Type: Preferred Units
Round Size: Min: $25,000 Max: $107,000
Price per Unit: $5.00
Pre-Money Valuation: $5,012,500 million
Liquidation Preference: 1x
Conversion Provisions: Convertible into one unit of Common (subject to proportional adjustments for unit splits) at any time at the option of the holder.

PRESS

Inc.: How a 23-Year-Old Persuaded Mark Cuban to Invest in Automated Booze
Democrat & Chronicle: Bartending by touch pad: coming to a bar near you?
RFIDeas: An Entrepreneurial Attitude
Void: TendedBar – Your Automatic Bartender
IndyStar: Recess opens doors for young entrepreneurs

i Sales Tax Audit Brief, Bevinco Bar Services, 2014
ii http://blog.sculpturehospitality.com/blog/bar-management-ordering-tips-to-decrease-shrinkage
iii The Fan Experience: Changing the Game with Food and Beverage, Oracle Hospitality Sports and Entertainment, published in partnership with Turnkey Intelligence, July 2016
iv https://www.restaurantowner.com/public/Profit-Tip-75-Percent-of-All-Inventory-Shrinkage-Happens-as-a-Result-of-Theft.cfm
v http://www.smgworld.com/
vi https://www.ibisworld.com/industry-trends/market-research-reports/accommodation-food-services/bars-nightclubs.html
vii http://www.fesmag.com/departments/segment-spotlight/14174-sporting-the-latest-trends
viii https://www.headwaywfs.com/2017/06/13/evolving-trends-concessionary-staffing/
ix The Fan Experience: Changing the Game with Food and Beverage, Oracle Hospitality Sports and Entertainment, published in partnership with Turnkey Intelligence, July 2016
x http://www.bergliquorcontrols.com/beverages/
xi https://www.linkedin.com/company/l2f-inc-/
xii http://smartbarusa.com/portable-smartender
xiii http://smartbarusa.com/modular-smartender
xiv http://smartbarusa.com/
xv https://somabar.com/
xvi https://www.kickstarter.com/projects/somabar/somabar-automated-craft-cocktail-appliance

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

TendedBar LLC
505 Stefan CT.
Franklin, TN 37064

Ladies and Gentlemen:

The undersigned understands that TendedBar LLC., a limited liability company organized under the laws of Delaware (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated October 4, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on December 3, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental

information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	505 Stefan CT. Franklin, TN 37064 Attention: Jay Perkins
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

TendedBar LLC
By_____ Name: Title:

EXHIBIT D
Series Seed Offering Term Sheet

TERMS FOR PRIVATE PLACEMENT OF SERIES SEED PREFERRED UNITS OF TENDEDBAR, LLC.

October 4th, 2018

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Unit financing of TendedBar, LLC., a Delaware Limited Liability Company (the "***Company***"). Except for the section entitled "Binding Terms," this summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Units of Series Seed Preferred Interests of the Company (the "***Series Seed***").
Aggregate Proceeds:	$107,000.00 in aggregate.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "***Purchasers***
Price Per Unit:	Price per Units (the "***Original Issue Price***"), based on a pre-money valuation of $5,012,500.
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each unit of Series Seed, balance of proceeds paid to Common. A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Convertible into one unit of Common (subject to proportional adjustments for unit splits, dividends and the like) at any time at the option of the holder.
Voting Rights:	Votes together with the Common Units on all matters on an as-converted basis. Approval of a majority of the Preferred Units required to (i) adversely change rights of the Preferred Unit; (ii) change the authorized number of units; (iii) authorize a new series of Preferred Units having rights senior to or on parity with the Preferred Unit; (iv) redeem or repurchase any units (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; or (vi) liquidate or dissolve, including any change of control.
Documentation:	Documents will be identical to the Series Seed Preferred Stock documents published at www.seriesseed.com, except for the modifications set forth in this Term Sheet.
Financial Information:	Purchasers who have invested at least $50,000 ("***Major Purchasers***") will receive standard information and inspection rights.
Participation Right:	Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
Future Rights:	The Series Seed will be given the same rights as the next series of Preferred Unit (with appropriate adjustments for economic terms).
Proxy Voting	The purchaser appoints Democracy VC Partners LLC as the sole and exclusive attorney and proxy of Unitholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Unitholder is entitled to do so) with respect to all Series Seed Preferred Units of the Company.
Binding Terms:	For a period of thirty days, the Company shall not solicit offers from other parties for any financing. Without the consent of Purchasers, the Company shall not disclose these terms to anyone other than officers, directors, key service providers, and other potential Purchasers in this financing.

COMPANY: TENDEDBAR LLC   PURCHASERS:

_____ _____

Name: _____ Name: _____

Title: _____ Title: _____

Date: _____ Date: _____

IRREVOCABLE PROXY TO VOTE INTERESTS

OF

TENDEDBAR, LLC

The undersigned Interest Holder, and any successors or assigns ("Interest Holder"), of TendedBar, LLC, a Delaware limited liability company, (the "Company") hereby irrevocably (to the fullest extent permitted by applicable law) appoints Democracy VC Partners LLC (such person, the "Proxy"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Interest Holder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Interest Holder is entitled to do so) with respect to all of the units Series Seed Interests of the Company that now are or hereafter may be beneficially owned by Interest Holder, and any and all other units or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Units") in accordance with the terms of this Irrevocable Proxy. The Units beneficially owned by Interest Holder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Interest Holder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Interest Holder with respect to the Units are hereby revoked and Interest Holder agrees not to grant any subsequent proxies with respect to the Units or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Units are outstanding.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Series Seed Interests Investment Agreement dated as of even date herewith by and between Company and Interest Holder.

The attorney and proxy named above is hereby authorized and empowered by Interest Holder, at any time, to act as Interest Holder's attorney and proxy to vote the Units, and to exercise all voting and other rights of Interest Holder with respect to the Units at every annual, special or adjourned meeting of the Interest Holders of the Company and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Interest Holder and any obligation of Interest Holder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Interest Holder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Company.

Dated: _____

_____
(Signature of Interest Holder)

Units beneficially owned on the date hereof and/or to be owned following the Closing: _____

EXHIBIT E
Pitch Deck


TENDED
BAR
TENDEDBAR
A Mark Cuban Company
Jägermeister
el Jimador

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.



Story

Created in 2014 by Jay Perkins, TendedBar is an automated alcoholic beverage dispensing system. Jay designed the machine as part of a school project while enrolled at Purdue University. He decided to enter it into a pitch competition in Las Vegas, called Recess. TendedBar was made it to the final round of the competition, but was unable to land any initial investments. Jay then reached out to Mark Cuban to pitch the concept and ask for some advice.

Cuban became the company's first investor, providing the funds to build a demo trailer to begin building the proof of concept.

TendedBar is an automated alcoholic beverage dispensing system

Perkins launched the demo trailer in 2015. Since then, the focus has narrowed to first serving stadiums, arenas, convention centers, and other high-volume event spaces, aiming to help them reduce or eliminate payroll costs, theft, and waste.

TENDED BAR

The Problem

- **Long lines** may discourage customers from buying drinks

- Up to **20%** of inventory can be **lost due to shrink**

- Consumers may feel **obligated to tip**, increasing the total cost of drinks

- Large crowds can make it difficult to monitor responsible consumption

- Venues lack a method to collect valuable consumer data

- Current Advertising platform is very broad

[i]Sales Tax Audit Brief, Bevinco Bar Services, 2014

TENDED
BAR



Benefits

- Drinks can be poured in as little as **3 seconds**

- **Responsible Drinking tracker on every band in use**

- Potential reduction in **Labor Cost,** Shrink, and Theft

- **Real-Time monitoring** of sales data; Who, When, Where, What and How many are served to each consumer.

- **Advertising Potential** with App, On Screen, Machine, and Wristbands

TENDED
BAR





TendedBar Unit -

4 Screen Station

w/ Beer Wall

114+ Events on schedule

20% of Gross Revenue from every drink sold by TendedBar

THE TENDEDBAR

Current Project

JACKSONVILLE VETERANS MEMORIAL ARENA



TENDED
BAR



- Signed contract with SMG Food & Beverage to install a unit at Jacksonville Veterans Memorial Arena
- Capacity - 15,000
- Location - Downtown Jacksonville Florida
- Home Venue for the Jacksonville Sharks, Jacksonville Giants, Jacksonville Iceman

TENDED BAR

THE TENDEDBAR

Advertising Revenue

Potential for touch screen ads that can communicate targeted location-specific messages.

Potential opportunities Include:

- On-screen video or static ads
- Sponsor-wrapped kiosks
- Sponsored messages based on users' drink preferences
- Wrist-band advertising


BREWERY
LIQUOR
STORE
POPCORN

TENDED BAR



Data Revenue

TendedBar could collect, manage, and sell data profiles that can be a valuable resource.

Through touch screen ads that not only communicate targeted location specific messages, but also gather user-data and interaction.

Two sources of data:

- **Point Of Sales (POS) data**

- **Digital Advertising & Aggregate data**

TENDED
BAR



Superfest

EverBank Field - Jacksonville, FL
Weekend country music festival featuring headliners such as: Kenny Chesney, Zac Brown Band, and Keith Urban.

- 689 Drinks Sold

- Peak Serving Time: 19 Double Cocktails in 3:56

- Most Popular:
  - Drink - Vodka Cranberry
  - Liquor - Whiskey





THE TENDEDBAR

CASE STUDIES

Corporate Event

Franklin, TN

- 230 Drinks Served
- Peak Serving Time:
  - 27 Cocktails in 8:43

Private Party

Nashville, TN

- 226 Drinks Served
- Peak Serving Time:
  - 14 Cocktails in 4:12

Private Wedding

Murfreesboro, TN

- 170 Drinks Served
- Peak Serving Time:
  - 23 Cocktails in 5 Min.







irby

TENDED
BAR

TENDED BAR



Team



Justin Honeysuckle
COO

Experience in the hospitality industry and an MS in Interior Architecture & Design from Florida State University.



Jay Perkins
CEO

A Purdue University Engineer turned Entrepreneur with a focus on bringing automation in every pour.

TENDED
BAR

Advisory Team



Dante Pennacchia - Business & Operations

Dante has 25 years experience in sales and marketing. He has worked with large, small, and start-up businesses in the Consumer Products, Medical Devices, and Geographic Information industries.



Matt Gutermuth - Business & Sales

Matt has nearly 30 years of sales, marketing, and merchandising experience in Food and Beverage. Previous roles include: President and CEO Safeway.com, CMO Winn-Dixie, and Corporate Officer / VP for Sysco.



Neville Colaco - Data & Marketing

Neville has experience in strategizing, presenting, and closing cross-platform data-driven mobile solutions for customers.



Joe Kennett - Legal

Joe Kennett concentrates his legal practice on resolving the day-to-day concerns and issues that small to medium-sized businesses face dealing with customers, employees, partners, and other businesses.



Nathan Kauffman- Digital Marketing

Nathan runs two digital marketing firms out of New York, Remarkable Digital and Surgical Marketing Group. He is the lead directive of Tendedbar's marketing direction and advertising sales.



Patrick Hale - Information Technology

Patrick has over 20 years of technology sales and marketing experience across a wide spectrum of enterprise software and hardware sectors.

TENDED
BAR

EXHIBIT F
Video Transcript

Indiegogo Video Outline

SCRIPT Final Cut
7.14.18

Start with Quick action video of bar in use with speed (5-10 sec)
-TendedBar Logo
-Mark Cuban Company Logo
VOICE OVER-"TendedBar, a Mark Cuban Company that you can be a part of"
****

Stadium and other high volume venue graphics. Include: crowded spaces, long lines, angry customers

Erase white board
****Draw****
Large sports venue make it obvious football field or baseball diamond simplistic with lots of small moving dots representing large crowd…….enlarge everything by zooming in all the way to a section of the stadium with 2 long lines one with a standard counter and the word BAR behind a stick man on the wall. The other a TendedBar just like the first drawing but it should have a comparatively very fast moving line with happy customers.
VOICE OVER- "TendedBar is an automated cocktail dispensing system, designed to minimize lines and maximize efficiency at high volume venues such as stadiums, arenas, restaurants, bars, hotels and cruise ships. Our goal is to rapidly serve customers' cocktails with the touch of a button and reduce 'crowd surge' at concessions and service bars..
****

Fade to white board for demonstration
****Draw****
TendedBar unit 2 screen unit w/ Cocktails, beer, wine labeled on dispensing unit. Include: stick man walking up to machine then zoom into Hand using touch screen, RFID Bracelet, pouring of a cocktail.
VOICE OVER-
TendedBar's automated self-service alcohol dispensing system is designed to minimize shrink, maximize operational efficiencies, increase profits, and scale through its automation technology. Users will have an RFID wristband verifying their age and bar tab information upon every drink purchased to facilitate responsible controlled consumption.
****

Erase White Board
****Draw****

"In 2016, there was more than $223 Billion in alcohol sales in the U.S., growing at an average rate of more than $4.93 Billion a year since 2009."
Illustration of alcohol and a chart of the growth year over year as shown in Statista chart.
"In 2016, the combined total spent by companies on advertising and data analytics was more than $330 Billion in the U.S."
//Reference Statista at the bottom of the page//

<mark>VOICE OVER-</mark> "TendedBar plans to generate revenue in three primary ways. One, via a revenue split for all drinks poured through TendedBar. Two, By retaining advertising rights and working with advertisers. Three, capturing usage data and selling the data to brands and other advertising avenues. (https://www.statista.com/statistics/207936/us-total-alcoholic-beverages-sales-since-1990/).
(https://www.statista.com/statistics/551501/worldwide-big-data-business-analytics-revenue/)
(https://www.statista.com/topics/979/advertising-in-the-us/)
*** In*
the Background of the video:
SMG LOGO
SMG Stats-

- **15 Stadiums**
- **70 Arenas**
- **12 Amphitheaters**
- **58 Concert Halls**
- **77 Convention Centers**
- **Cruise ships?**
  -

<mark>VOICE OVER-</mark> "We currently have a contract with Savor of Jacksonville, a division of SMG Worldwide, to place a four screen system at the Jacksonville Veterans Memorial Arena in Jacksonville, Florida. This contract gives TB a 20% gross rev share of every drink sold at a TendedBar station. TendedBar will also retain advertising, marketing and data rights to the unit.

****

Video
<mark>Voice over-</mark> "We are giving you the opportunity to be a shark, like Mark Cuban, and be a contributing factor in the growth of TendedBar. TendedBar has a market, a contract, and a venue. Now we need you. Please click below for a more in depth overview of our business and our offering. TendedBar was designed to help venues generate more revenue and help customers save time. Join us and let's eliminate lines near you.